[graphic omitted]
ATEL
Capital Group
June 18, 2012

BY EDGAR

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	ATEL Capital Equipment Fund X, LLC
Form 10-K for the fiscal year ended December 31, 2011
Filed March 9, 2012
SEC File No. 0-50687

ATEL Capital Equipment Fund XI, LLC
Form 10-K for the fiscal year ended December 31, 2011
Filed March 15, 2012
SEC File No. 0-51858

ATEL 12, LLC
Form 10-K for the fiscal year ended December 31, 2011
Filed March 9, 2012
SEC File No. 0-53618

ATEL 14, LLC
Form 10-K for the fiscal year ended December 31, 2011
Filed March 15, 2012
SEC File No. 0-54356

Dear Mr. Decker:

This letter is in response to your letter dated June 4, 2012, addressed to me as Chief Financial Officer of each of the above-referenced registrants (each a "Company" and, collectively, the "Companies") regarding the referenced reports.

The Companies' supplemental responses to the comments in your letter are set forth below, with captions and numbered responses keyed to the captions and numbered comments in your letter.

600 California Street, 6th Floor,  San Francisco, CA 94108      Main  415.989.8800    Facsimile  415.989.3796     www.atel.com

ATEL Capital Equipment Fund X, LLC Form 10-K for the Year Ended December 31, 2011

General

1.	The EDGAR profile has been corrected.

Revolving Credit Facility, page 11

2.
This will confirm that future Form 10-K filings for each of the Companies will include as exhibits any credit facility agreements, including all schedules and exhibits thereto, that constitute material contracts required to be filed as exhibits to such reports under the standards described in Regulation S-K, Item 601(b)(10), for the period covered by the reports.

*   *   *   *

Each of the  Companies, in connection with the staff’s review of the above referenced filing and its responses to staff comments, hereby acknowledges that:

•	each of the Companies is responsible for the adequacy and accuracy of the disclosure in its respective filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	a Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with any further comments or questions concerning the Companies' reports.

Very truly yours,
/s/ PARITOSH K. CHOKSI
Paritosh K. Choksi

cc:	Sherry Haywood
Chambre Malone
Jeffrey Gordon
Division of Corporation Finance
Securities and Exchange Commission

Paul J. Derenthal
Samuel Schussler
Vasco Morais